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                           June 1, 2021

       David K. Ure
       Chief Financial Officer
       Mercer International Inc.
       Suite 1120, 700 West Pender Street
       Vancouver, British Columbia
       Canada, V6C 1G8

                                                        Re: Mercer
International Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed May 27, 2021
                                                            File No. 333-256567

       Dear Mr. Ure:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Beverly
Singleton at (202) 551-3328 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing